UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019.

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On July 25, 2019, Fuqin Fintech Limited, (the “Company”) entered into an Amendment No. 3 to Underwriting Agreement with Boustead Securities, LLC (the “Underwriter”) to the Underwriting Agreement dated December 10, 2018 in connection with Company’s proposed initial public offering (the “IPO”). Pursuant to the Amendment No. 3 to Underwriting Agreement, the offering period of the IPO has been extended until December 31, 2019.

Concurrently, the Company, the Underwriter and Sutter Securities Clearing, LLC, formerly known as FinTech Clearing, LLC (the “Deposit Account Agent”), entered into an Amended and Restated Offering Deposit Account Agency Agreement to reflect the extension of the offering period of the IPO.

The foregoing description of the Amendment No. 3 to Underwriting Agreement and Amended and Restated Offering Deposit Account Agency Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment No. 3 to Underwriting Agreement and Amended and Restated Offering Deposit Account Agency Agreement, which are filed as Exhibits 1.1 and 10.1 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amendment No.3 to Underwriting Agreement, dated July 25, 2019
10.1	Amended and Restated Offering Deposit Account Agency Agreement, dated July 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2019	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name: Title:	Xingliang Li Chief Executive Officer

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